UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ZSCALER, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98980G 102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980G 102	Page 2

1	NAME OF REPORTING PERSON: Jagtar S. (Jay) Chaudhry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,269,432
	6	SHARED VOTING POWER 24,568,615
	7	SOLE DISPOSITIVE POWER 2,269,432
	8	SHARED DISPOSITIVE POWER 24,568,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,838,047(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 20.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Includes (i) 2,269,432 shares held of record by Mr. Chaudhry, (ii) 24,561,949 shares held of record by Jyoti Chaudhry and (iii) 6,666 shares held of record by P. Jyoti Chaudhry Family Trust dated March 1, 2000 for which Ms. Kaur serves as trustee.

(2)

Based on 134,191,860 shares of the Issuer’s common stock outstanding as of November 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, filed with the Securities and Exchange Commission on December 8, 2020.

CUSIP No. 98980G 102	Page 3

1	NAME OF REPORTING PERSON: Jyoti Chaudhry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,561,949
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,561,949
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,561,949
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 18.3%( (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 134,191,860 shares of the Issuer’s common stock outstanding as of November 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, filed with the Securities and Exchange Commission on December 8, 2020.

Item 1

(a) Name of Issuer:

Zscaler, Inc.

(b) Address of Issuer’s Principal Executive Offices:

120 Holger Way

San Jose, California 95134

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Jagtar S. (Jay) Chaudhry

Jyoti Chaudhry

(b) Address or principal business office or, if none, residence:

The address for the principal business office of the Reporting Persons is:

c/o Zscaler, Inc.

120 Holger Way

San Jose, California 95134

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-3 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP No.:

98980G 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 3 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

/s/ Jagtar S. Chaudhry
Jagtar S. Chaudhry

/s/ Jyoti S. Chaudhry
Jyoti Chaudhry